1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	August 25, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of July 2022.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		06/30/2022	07/31/2022
Senior Vice President	Cliff Hou	452,719	453,722	1,003
Vice President	Connie Ma	273,000	277,000	4,000
Vice President and Chief Financial Officer	Wendell Huang	1,651,809	1,651,821	12
Vice President	Jun He	15,000	20,000	5,000
Vice President	Geoffrey Yeap	49,000	50,000	1,000
Vice President	Jonathan Lee	336,690	338,294	1,604
Vice President	L.C. Lu	160,227	165,227	5,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$17.8 billion of acquisition.

4. The capital appropriations approved by TSMC board of directors: Inapplicable.

5. The unsecured bonds issued by TSMC and its subsidiaries

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
111-4 (Green Bond)	A	July 2022 ~ July 2026	NT$1.2	1.60%	Bullet repayment; interest payable annually
	B	July 2022 ~ July 2027	NT$10.1	1.70%
	C	July 2022 ~ July 2029	NT$1.2	1.75%
	D	July 2022 ~ July 2032	NT$1.4	1.95%
Overseas US$ Unsecured Bond		July 2022 ~ July 2027	US$0.4	4.375%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
		July 2022 ~ July 2032	US$0.6	4.625%